1933 Act File No.: 333-275574
1940 Act File No.: 811-21056
CIK No.: 1992999

Securities and Exchange Commission
Washington, D.C. 20549

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON Form S-6

For Registration under the Securities Act
of 1933 of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2214

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	320 South Canal Street, 27th Floor
Monument, Colorado 80132	Chicago, Illinois 60606

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering: As Soon As Practicable After The Effective Date Of The Registration Statement

☐	Check box if it is proposed that this filing will become effective on _______________ at ______ pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated December 26, 2023

Advisors Disciplined Trust 2214
Bahl & Gaynor Income Growth Portfolio, Series 2024-1Q
Blue Chip Portfolio, Series 2024-1Q
Bulldog International Portfolio, Series 2024-1Q — A Cyrus J. Lawrence LLC (“CJL”) Portfolio
Dividend Advantage Portfolio, Series 2024-1Q
Dividend Sustainability Portfolio, Series 2024-1Q — A Hartford Investment Management Company (“HIMCO”) Portfolio
The Dow® Value Ten Portfolio, Series 2024-1Q
European Select Portfolio, Series 2024-1Q — A Cyrus J. Lawrence LLC (“CJL”) Portfolio
International High 30 Dividend Portfolio, Series 2024-1Q
Minimum Volatility Equity Income Portfolio, Series 2024-1Q — A Hartford Investment Management Company (“HIMCO”) Portfolio
Strategic High 80 Dividend Portfolio, Series 2024-1Q
Ubiquitous Strategy Portfolio — 15 Month, Series 2024-1Q
WCA Rising Dividend Portfolio, Series 2024-1Q

The attached final prospectuses for prior Advisors Disciplined Trust series are hereby used as a preliminary prospectus for the above stated series. The structure, investment objective, security selection process, portfolio composition and risk considerations for the above series, as described in the referenced final prospectus or prospectuses, will be substantially the same as, and will not materially differ from, that of the final prospectus for the above stated series. Information with respect to portfolio securities, risk disclosures, pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each unit investment trust has a unique portfolio and the portfolio for the above stated series may be different than the portfolios for the referenced series. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference are the final prospectus and information supplement from Advisors Disciplined Trust 2185 (Registration No. 333-271997) as filed on August 21, 2023 and Advisors Disciplined Trust 2216 (Registration No. 333-275780) as filed on December 13, 2023 which shall be used as a preliminary prospectus and information supplement for the current series of the trust.)

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement (to be filed by amendment).

1.1.1	Standard Terms and Conditions of Trust (to be filed by amendment).

1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

1.6	Advisors Disciplined Trust Rule 12d1-4 Fund of Funds Agreements. Reference is made to Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on January 19, 2022, Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on February 8, 2022 and Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on June 15, 2023.

2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1	Consent of evaluator (to be filed by amendment).

4.2	Consent of independent auditors (to be filed by amendment).

6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2176 (File No. 333-271257) as filed on July 11, 2023.

7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2211 (File No. 333-275220) as filed on December 21, 2023.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2214 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on December 26, 2023.

Advisors Disciplined Trust 2214

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on December 26, 2023 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

Lisa A. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

James R. Costas	Director of Advisors Asset	)
	Management, Inc.	)

Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)

Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)

Jeffery Opie	Executive Vice President,	)
	Chief Financial Officer of	)
	Advisors Asset Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.